Contact

www.linkedin.com/in/jason-demetri-6695032b (LinkedIn)
rayrok.com (Company)
jasondemetri.com (Personal)

Top Skills

Email Marketing
Google Analytics
Web Analytics

Jason Demetri
CEO Rayrok
Austin, Texas, United States

Summary

With 30+ years in programming, design, and creative work, I build products at the intersection of technology and storytelling. My background as both a developer and musician shapes how I approach systems, user experience, and problem-solving, blending logic with creativity.

I'm comfortable leading, collaborating, and executing independently, with a strong focus on trust, follow-through, and turning vision into reality.

Experience

RayRok
Founder
January 2025 - Present (1 year 6 months)
Austin, Texas, United States

Founder & CEO, Rayrok

I lead the vision and product development of a next-generation music discovery platform built around transparency, user control, and meaningful artist-fan connection. My role spans strategy, engineering, and creative direction, shaping both the product and the systems behind it as we challenge how discovery algorithms are traditionally built.

Polymath Innovations
Director of Digital
2016 - Present (10 years)
Greater Atlanta Area

Lead a team of developers handling everything web. We build web apps, systems, landing pages, sites, email, etc…

LinkFast
CTO
May 2016 - January 2018 (1 year 9 months)

SWETI Services, LLC
Interim CTO (Chief Technology Office)
2015 - 2017 (2 years)
Austin, Texas Area

Designed current architecture and technological strategies. Lead team to build out sites in wordpress for fitness clientele.

PGi
5 years 8 months

Web Designer / Developer / Email Marketing Specialist
June 2010 - January 2016 (5 years 8 months)

Full Stack Developer
2012 - 2015 (3 years)

Full Stack Developer
2012 - 2015 (3 years)

_____